TEUCRIUM COMMODITY TRUST

232 Hidden Lake Road, Building A

Brattleboro, VT 05301

(802) 257-1617

June 24, 2014

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: C. Coy Garrison

Attorney-Advisor

Re:	Teucrium Commodity Trust, Teucrium Wheat Fund Registration Statement on Form S-1 (File No. 333-196209)

Dear Mr. Garrison:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Teucrium Commodity Trust (the “Trust”) respectfully requests that Pre-Effective Amendment No. 1 to the above-captioned registration statement (the “Registration Statement”) be accelerated and declared effective by 12:00 p.m. Eastern time on June 30, 2014, or as soon thereafter as possible.

In connection with the submission of the Trust’s request for accelerated effectiveness of the Registration Statement, the Trust hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff thereof (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Trust may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

TEUCRIUM COMMODITY TRUST

By: Teucrium Trading, LLC, its Sponsor

By: /s/ Dale Riker__________
Name: Dale Riker
Title: Chief Executive Officer